FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August, 2005

Commission File Number 1-4620

Crystallex International Corporation (Translation of registrant's name into English)

18 King Street East, Suite 1210, Toronto, Ontario M5C 1C4 Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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For Immediate Release

August 11, 2005
RM: 8 – 05

Crystallex Reports 2005 Second Quarter Results

TORONTO, ONTARIO, August 11, 2005 –Crystallex International Corporation (TSX: KRY) (Amex: KRY) today reported financial results of the Company for the second quarter ending June 30, 2005. All dollar figures are in US Dollars unless otherwise indicated.

“During the quarter, our development activities at Las Cristinas focused on advancing the permit process and continuing our preparations to move to full scale development upon the granting of the Permit to Impact Natural Resources,” said Todd Bruce, President and Chief Executive Officer of Crystallex. Mr. Bruce continued, “I have just returned from several days of meetings and discussions in Venezuela which reflect that the state of the permitting process is consistent with the description provided publicly on two separate occasions by Minister Victor Alvarez, Ministry of Basic Industry and Mines (“MBIM”), i.e. it has advanced to the administrative phase that comprises the final stage of the permitting process. We remain actively engaged in moving the permitting process to conclusion.”

Mr. Bruce again confirmed that, “Crystallex remains in compliance of its obligations under its mine operation agreement with the Corporacion Venezolana de Guayana (“CVG”), is actively working with the CVG on site preparation and pre-construction activities, and is poised to commence the full scale development at Las Cristinas just as soon as the permit is issued. A great amount of preparatory work has been done to ready Crystallex for the construction phase – the majority of contracts have been negotiated and awarded, long lead time items have been fabricated or are in process of fabrication (for example delivery of the mining fleet has commenced) and engineering work has essentially been completed.”

Management’s Discussion and Analysis
For the Six Month Period Ended June 30, 2005
(All dollar amounts in US dollars, unless otherwise stated)

This Management Discussion and Analysis (“MD&A”) of the financial condition and results of the operations of Crystallex International Corporation (“Crystallex” or the “Company”) is intended to supplement and complement the unaudited interim consolidated financial statements and the related notes for the six month period ending June 30, 2005. This MD&A should be read in conjunction with both the annual audited consolidated financial statements of the Company for the year ended December 31, 2004, the related annual MD&A included in the 2004 Annual Report and the most recent Form 40-F/Annual Information Form. All dollar amounts in this MD&A are in US dollars, unless otherwise specified. This MD&A was prepared on August 11, 2005.

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Highlights

•	Las Cristinas engineering design work over 97% complete and 80% of all purchase orders and contracts have been awarded. Commitments under purchase orders and contracts were $146 million at quarter end.

•	Reduced gold hedges by 83,440 ounces since year-end 2004 to approximately 81,000 ounces.

•	Net loss of $8.3 million ($0.04/share) and $16.3 million ($0.08/share) for the second quarter and first six months respectively.

Key Statistics

	Three months ended June 30,		Six months ended June 30,
	2005	2004	2005	2004

Operating Statistics
Gold Production (ounces)	13,252	11,823	26,041	23,828
Gold Sold (ounces)	14,444	14,160	26,318	23,774
Per Ounce Data:
Total Cash Cost [1]	$452 [2]	$357	$427 [2]	$325
Average Realized Gold Price	$436	$398	$431	$403
Average Spot Gold Price	$427	$393	$427	$401

Financial Results ($ thousands)
Revenues	$6,301	$5,634	$11,347	$9,577
Net Loss	$(8,295)	$(448)	$(16,285)	$(7,099)
Net Income (Loss) per Basic Share	$(0.04)	$—	$(0.08)	$(0.04)
Cash Flow from Operating Activities[3]	$(961)	$(10,766)	$(13,483)	$(19,622)

Financial Position ($ thousands)	At June 30, 2005	At Dec. 31, 2004
Cash and Equivalents	$4,767	$5,767
Short Term Investments	$—	$30,277
Restricted Cash and Equivalents	$62,908	$98,006
Total Debt	$83,749	$85,088
Shareholders’ Equity	$135,362	$143,554
Shares Outstanding – Basic (millions)	193.8	189.8

1 Total Cash Costs are calculated in accordance with The Gold Institute Standards. For an explanation, refer to the section on Non-GAAP measures. The calculation is based on ounces of gold sold, not ounces produced.
2 For the second quarter of 2005 all costs were expensed at the Company’s operating mines rather than capitalizing certain costs as the operations have a limited life based on proven and probable reserves.
3 Cash flow after working capital changes and before capital expenditures.

Financial Results Overview

The Company recorded a net loss for the first half and second quarter of 2005 of $16.3 million, (($0.08) per share) and $8.3 million, (($0.04) per share) respectively, as compared with net losses of $7.1 million, (($0.04) per share) and $0.5 million ($ nil per share) for the comparable periods in 2004. The first six months and second quarter losses in 2005 reflect a commodity contract gain of $1.1 million and a loss of $0.4 million respectively, as compared with gains of $7.8 million and $10.5 million for the comparable periods in 2004. The first half and second quarter 2005 losses also reflect increased interest expense related to $100 million of 9.375% Notes issued in December 2004. This was offset in part by lower general and administrative and amortization charges.

Gold sales revenue was $11.3 million and $6.3 million for the first six months and second quarter of 2005 respectively. Revenue was 18% higher in the first half and 12% higher in the second quarter of 2005 than the corresponding periods in 2004. The increase in revenue was attributable to selling more ounces of gold and realizing a higher average gold price. The Company sold 26,318 ounces during the first half of 2005 at an average realized price of $431 per ounce, while for the year earlier period, 23,774 ounces were sold at an average realized price of $403 per ounce. The higher realized price reflects higher spot gold prices, which averaged $427 per ounce during the first half of 2005, as compared with $401 per ounce for the same period in 2004.

Operating cash flow (before capital expenditures) was a deficit of $13.5 million and a deficit of $1.0 million for the first six months and second quarter of 2005 respectively, compared with deficits of $19.6 million and $10.8 million for the comparable periods in 2004. The cash flow deficits incurred in the first half and second quarter of 2005 were attributable to the settling of gold contract positions ($10.5 million in the first half and $3.7 million in the second quarter), general and administrative expenditures ($7.2 million in the first half and $3.6 million in the second quarter) and deficits from the El Callao operations ($1.3 million for the first half and $0.3 in the second quarter). The reduction in the second quarter 2005 cash flow deficit from the year earlier period was due in part to reduced costs for financially settling gold sales contracts and a larger positive contribution from changes to non-cash working capital.

The Company’s cash position at December 31, 2004 of $134.0 million decreased by $66.3 million to $67.7 million at June 30, 2005. Capital expenditures were $56.4 million and $33.2 million in the first half and second quarter of 2005 respectively, compared with $13.7 million and $9.6 million for the comparable periods in 2004. The increase was due to continuing expenditures for developing Las Cristinas.

Project Development and Operations Review

Las Cristinas

The Company continued to advance engineering design and procurement of equipment and supplies for Las Cristinas during the second quarter. Engineering design work is substantially complete, achieving 97% completion by the end of the second quarter of 2005. Bids have been received for over 90% of the purchase orders and contracts and approximately 80% of the total have been awarded. A total of $146 million has been committed under equipment purchase orders and construction and service contracts. Purchase orders for a number of piping and electrical bulk items and instruments are on hold pending the issue of the Permit to Impact Natural Resources, (the “Permit”).

Project construction activities will be initiated immediately upon receipt of the Permit. Initially, work will focus on the construction of the river diversion channel, site preparation, pit development and the tailings management facility. Contracts for these services have been awarded. Limited work is ongoing at site in anticipation of receipt of the Permit. The following site projects have been completed: upgrading of the 19km access road, extending the air strip and refurbishing of the camp to accommodate the construction work force including the mess hall, kitchen and recreation facilities. A Venezuelan Non Government Organization has been engaged to develop and implement a long term Social Development Plan.

It was originally anticipated that Las Cristinas would achieve mechanical completion by the third quarter of 2006 and commercial gold production during the fourth quarter of 2006. Should the Permit be received prior to the end of the third quarter 2005, the revised development schedule anticipates mechanical completion by the end of 2006 and commercial production during the first quarter of 2007.

Mine Development Associates is completing a new reserve and resource estimate for Las Cristinas which will include results from the 5,500m drill program completed during the first quarter of 2005. In addition, Crystallex engaged SNCL to complete a Development Plan report which will include the new reserve estimate, a comprehensive review and update of operating and capital costs and will incorporate all other project design changes since the issue of the original Feasibility Study in September 2003. Details of the Development Plan, including the new reserve and resource estimate, are expected to be available by the end of August.

Since awarding the EPCM contract at the end of the first quarter of 2004, $93.4 million has been spent on Las Cristinas. This includes $59 million of expenditures directly related to the $268 million project budget under the EPCM contract. The balance was principally for general site administration, site security, expansion of the air strip and environmental work.

For the first half of 2005, capital expenditures for Las Cristinas were $55.5 million, including $40.1 million related to the EPCM budget. Second quarter capital expenditures for Las Cristinas were $33.2 million, of which $24.6 million was related to engineering design and equipment purchases under the EPCM budget.

Production

	Three months ended June 30,		Six months ended June 30,
Gold Production (ounces)	2005	2004	2005	2004

La Victoria	753	—	1,420	—
Tomi Open Pits	7,613	9,791	16,561	20,005
Tomi Underground	4,178	1,364	7,089	2,187
Purchased Material	708	668	971	1,636

Total Gold Production (ounces)	13,252	11,823	26,041	23,828

Total Ore Processed[1] (tonnes)	118,233	105,091	228,538	224,873
Head Grade of Ore Processed (g/t)	3.77	3.82	3.81	3.58
Total Recovery Rate (%)	92%	92%	93%	92%
Total Gold Recovered (ounces)	13,252	11,823	26,041	23,828

Total Cash Cost Per Ounce Sold	$452	$357	$427	$325

Mine Operating Cash Flow ($,000)	$(260)	$574	$(485)	$1,858
Capital Expenditures ($,000)	$—	$2,814	$856	$3,926
Cash Flow After Capital ($000)	$(260)	$(2,240)	$(1,341)	$(2,068)

1 Ore from Tomi, La Victoria and purchased material is processed at the Company’s Revemin mill.

At the Company’s operations near El Callao in Venezuela, gold production of 13,252 ounces in the second quarter of 2005 was 12% higher than production during the same period in 2004. The increase in production was attributable to mining and processing a greater quantity of ore from the Tomi underground mine, which has a higher grade than the open pit ore, (the grade of underground ore processed in the first half was approximately 10 g/t, compared with approximately 3 g/t from the open pit). In the second quarter of 2005, approximately 13,500 tonnes of underground ore were mined and the average processed grade was 10.2 grams per tonne, compared with 6,100 tonnes mined with an average processed grade of 7.4 grams per tonne in the second quarter of 2004. Almost 90% of gold production in the first half of 2005 was from the Tomi concession.

Gold production for the first six months of 2005 was 26,041 ounces, as compared with 23,828 for the comparable period in 2004. The increase in ounces produced in the first half of 2005 was also chiefly attributable to higher production from the Tomi underground mine, which more than offset a drop in production from the Tomi open pits. Open pit gold production declined due to processing lower grade ore.

In the second quarter of 2005, all costs at the El Callao operations were expensed rather than capitalized due to a limited proven and probable reserve life. As a result of expensing all costs, and incurring higher costs for mining and site general and administrative expenditures, second quarter cash costs increased to $452 per ounce as compared with $357 per ounce for the year earlier period. For the first six months of 2005, cash costs were $427 per ounce of gold sold, compared with $325 per ounce in the first half of 2004. As the Company was capitalizing certain costs in 2004, the unit cost figures are not comparable for the 2005 and 2004 periods. Operating costs used for calculating the six months 2005 cost per ounce figure were reduced by development expenditures of approximately $592,000 for the Albino mine which were expensed rather than capitalized as the book value of the Albino mine was written off following the termination of the Company’s Albino rights in February 2005, (see Non GAAP Measures). The termination is currently under appeal.

The El Callao operations reported a net cash flow (after capital expenditures) deficit of $1.3 million and $0.3 million in the first half and second quarter of 2005 respectively, compared with a deficit of $2.1 and $2.2 million in the comparable periods in 2004. The improvement in the cash flow deficit for the six months of 2005 is attributable to lower expenditures on developing the Tomi underground mine and higher gold sales and realized gold prices which offset higher operating site administrative costs and higher open pit mining costs. Site administration costs increased 42% to $37 per ounce produced in the first half of 2005, up from $26 per ounce for the comparable period in 2004. The increase in site administration costs was primarily attributable to higher security costs. Mining costs at the Tomi open pits averaged $2.36 per tonne material mined for the first half of 2005, an increase of 24% from the average of $1.9 per tonne for the same period in 2004. Mining costs were impacted by higher drilling, maintenance and explosive costs.

The Company expects to produce approximately 50,000 ounces in 2005, comparable to 2004 production of 49,000 ounces.

Tomi

	Three months ended June 30,		Six months ended June 30,
100% Basis	2005	2004	2005	2004

Tomi Open Pits (100% Crystallex)
Tonnes Ore Mined	100,057	93,849	183,433	197,602
Tonnes Waste Mined	791,147	709,394	1,265,298	1,535,615
Tonnes Ore Processed	86,529	96,235	172,782	193,912
Average Grade of Ore Processed (g/t)	2.99	3.47	3.21	3.49
Recovery Rate (%)	92%	91%	93%	92%

Production (ounces)	7,613	9,791	16,561	20,005
Tomi Underground (100% Crystallex)
Tonnes Ore Mined	17,039	5,185	27,551	10,604
Tonnes Ore Processed	13,552	6,149	24,772	10,676
Average Grade of Ore Processed (g/t)	10.2	7.4	9.4	6.8
Recovery Rate (%)	94%	94%	95%	94%

Production (ounces)	4,178	1,364	7,089	2,187

In the second quarter of 2005 ore production on the Tomi concession was mainly sourced from two open pits and one underground mine. Mining, principally waste stripping, commenced at two new small pits, (Fosforito and Milagrito 1) in the second quarter. Open pits accounted for about two thirds of gold production and the balance was from the underground mine. By the end of the second quarter, 1,650 metres of underground ramp had been developed out of a planned 2,000 metres. In June, the mine reached its design mining rate of 6,000 tonnes of ore per month (approximately 200 tonnes ore per operating day) and, as anticipated in the mine plan, the underground ore grade increased in the second quarter to over 10.0 grams per tonne, up from 7.4 grams per tonne in the comparable period in 2004. Underground gold production was approximately 7,000 ounces in the first half of the year and is expected to exceed 9,000 ounces in the second half. Current reserves at the underground mine allow for mining at between 5,000 and 6,000 tonnes per month through the third quarter of 2006; however, the Company believes there is good potential to add to reserves.

At Tomi, small exploration drill programs were completed in July at the Fosferito and Milagrito 1 deposits and at the existing Tomi Mackenzie pit. Results will be evaluated during the third quarter. The exploration programs are aimed at adding open pit ore reserves sufficient to maintain production at the Revemin mill at least through the end of 2006.

Income Statement

Mining Revenue

Revenue was $11.3 million and $6.3 million for the first six months and second quarter respectively, compared with $9.6 million and $5.6 million for the corresponding periods in 2004. The increase in revenue for both the first half and the second quarter of 2005 as compared with the year earlier periods was a result of selling more ounces of gold at a higher average realized price. For the first half and second quarter of 2005, ounces sold increased as a result of higher gold production and realized prices were higher because of higher average gold spot prices.

In the first half of 2005 the Company sold 11% more ounces of gold and realized a 7% higher average price than in the first half of 2004. Crystallex sold 26,318 ounces of gold in the first half of 2005 and realized an average gold sales price of $431 per ounce, compared with gold sales of 23,774 ounces at an average realized price of $403 per ounce for the year earlier period. For the second quarter of 2005 gold sales were 14,444 ounces and the Company’s realized price was $436 per ounce. Second quarter sales in 2004 were 14,160 ounces at an average realized price of $398 per ounce.

The Company sells all its gold to the Venezuelan Central Bank and receives the spot gold price paid in Bolivars. As noted, the Company received an average price of $431 per ounce on gold sales in the first six months of 2005, as compared with an average spot gold price of $427 per ounce. The Company’s realized gold price does not reflect the impact of settling gold contract positions. Gold contracts are settled with cash directly with hedge counterparties.

Operating Expenses

Mine operating expenses were $11.8 million and $6.6 million for the first half and second quarter of 2005 respectively compared with $7.7 million and $5.1 million for the comparable period in 2004. Operating costs for the six months of 2005 were higher than the prior year period primarily as a result of expensing all costs in the second quarter and most costs in the first quarter. Costs have been expensed, rather than capitalized given the limited proven and probable reserve life at the El Callao operations.

As detailed in the Project Development and Operations Review section, operating costs for the first half of 2005 were also impacted by higher costs for open pit mining and higher site general and administrative expenses.

Corporate General and Administrative Expenses

General and Administrative expenses were $3.6 million for the second quarter and $7.2 million for the first six months of 2005, compared with expenditures of $5.5 million and $8.2 million for the comparable periods in 2004. The second quarter 2004 expense included $1.7 million in one-time severance and bonus payments. Second quarter 2005 corporate and administrative expenditures of $3.6 million were equal to general and administrative expenditures in the first quarter of 2005.

Forward Sales and Written Call Options

During the second quarter of 2005, the Company financially settled 30,000 ounces of gold sales commitments at a cost of $3.7 million. Crystallex has 38,922 ounces of gold contracts maturing during the second half of 2005. If the spot price of gold averages $427 per ounce during the second half of the year as it did during the first half, the Company will spend approximately $4.8 million in the second half of 2005 to settle these gold contract positions.

As tabled below, at June 30, 2005, the Company’s gold contract position totalled 80,918 ounces of fixed forward contracts and call options at an average price of US$308 per ounce.

	2005	2006	Total

Fixed Forward Gold Sales (ounces)	21,456	39,996	61,452
Average Price (US$/ounce)	$310	$310	$310
Written Gold Call Options (ounces)	17,466	2,000	19,466
Average Exercise Price (US$/ounce)	$295	$348	$300
Total (ounces)	38,922	41,996	80,918
Average Price (US$/ounce)	$303	$312	$308

Accounting for Derivative Instruments

The Company’s existing forward sales and call options are designated as derivatives so they do not qualify for the normal sales exemption, (or hedge accounting) for accounting treatment. The Company’s metal trading contracts are recorded on the Balance Sheet at their mark-to-market value. Crystallex has no off-balance sheet gold contracts. Changes in the mark-to-market value of derivatives recorded on the Balance Sheet are recorded in earnings as an unrealized commodity contract gain (loss) in the Statement of Operations. The gains and losses occur because of changes in commodity prices and interest rates.

The variation in the mark-to-market value of options and forwards from period to period can cause significant volatility in earnings. The commodity contract gain in the first half of 2005 was $1.1 million. This included an unrealized gain of $11.6 million offset by a realized loss of $10.5 million. The unrealized gain represents the reduction in the mark-to-market value of the Company’s gold contract obligations since December 31, 2004, while the realized loss reflects the cash cost of financially settling 83,440 ounces of gold contract obligations during the first half of 2005.

Mark-to-Market

At June 30, 2005, the unrealized mark-to-market value of the Company’s gold forward sales and call options, calculated at the quarter end spot price of US$437 per ounce was negative $10.9 million. This mark-to-market value is recorded on the Balance Sheet as a liability (Commodity Contract Obligations) and represents the replacement value of these contracts based upon the spot gold price at June 30, 2005 and does not represent an obligation for payment. The Company’s obligations under the forward sales contracts are to deliver an agreed upon quantity of gold at a predetermined price by the maturity date of the contract, while delivery obligations under the call options sold are contingent upon the price of gold and will take effect if the gold price is above the strike price of the relevant contract at its maturity date and the option is exercised by the option holder.

In circumstances where the Company is unable to meet the obligations under the fixed forward sales or call options, the Company may negotiate with the counterparty to defer the expiry date of the forward sale or call option, or purchase gold in the market, or settle the positions financially. If the Company were to purchase gold in the market or settle financially the contracts, it would result in a reduction of the Company’s cash. The table below illustrates the cash requirement if the Company had to financially settle all contract positions in excess of planned production. Future production from Las Cristinas is excluded. The analysis assumes the Company is unable to roll existing contracts to future periods and all positions in excess of planned production are required to be settled financially at June 30, 2005 using the spot gold price on that day of US$437 per ounce.

US$	2005		2006	Total

Total ounces Committed	38,922		41,996	80,918
Planned Production[2]	25,000	[1]	29,000	54,000
Excess Committed Ounces	13,922		12,996	26,918
Average Committed Price (US$/oz)	$303		$312	$308
Average Assumed Spot Price (US$/oz)	$437		$437	$437
Cash Required to Settle Excess Positions (millions)	$1.9		$1.6	$3.5

1 Represents forecast production for the period July-December 2005.
2 Production forecast excludes Las Cristinas.

The Company cautions readers not to place undue reliance on the projected production figures illustrated above. As noted under “Forward Looking Statements” in the Company’s Annual Report, predictions and forecasts involve inherent risks and uncertainties. A number of factors could cause actual results to differ from plans.

Liquidity and Capital Resources

Cash and Equivalents

On June 30, 2005, the Company had cash of $67.7 million (including restricted cash of $62.9 million), a decrease of $66.3 million since the beginning of the year. The restricted cash represents the balance of proceeds of a senior unsecured unit financing held in escrow. Approximately $48.8 million of the remaining restricted cash is to be released to pay for approved capital expenditures detailed in the $265 million project budget for the development of Las Cristinas and $14.1 million is allocated for the first three semi annual interest payments on the senior unsecured units.

The remaining restricted cash for project development ($48.8 million) at June 30, 2005 is forecast to provide sufficient funding for Las Cristinas planned capital expenditures through September 2005.

The change in the cash balance during the first half of 2005 is reconciled as follows ($ millions):

Cash and Restricted Cash on December 31, 2004		$134.0

Warrant and Option Proceeds	$5.7

Total Sources of Cash		$5.7

Operating Cash Flow Deficit	$(13.5)
Capital Expenditures – Las Cristinas	$(55.5)
Capital Expenditures – Other Operations	$(0.8)
Debt Repayment	$(2.2)

Total Uses of Cash		$(72.0)

Net Reduction to Cash and Restricted Cash		$(66.3)

Cash and Restricted Cash on June 30, 2005		$67.7

Cash Flow from Operations

Operating cash flow (before capital expenditures) was a deficit of $13.5 million and a deficit of $1.0 million for the first six months and second quarter of 2005 respectively, compared with a deficit of $19.6 million and $10.8 million for the comparable periods in 2004. For the first six months of 2005, cash expenditures for settling gold contract positions ($10.5 million) and for general and administrative expenses ($7.2 million) contributed to the cash flow deficit. The reduction of the cash flow deficit in the second quarter of 2005 compared with the year earlier period is due, in part, to spending less on gold hedge settlements ($3.7 million compared with $7.6 million), a reduction in general and administrative expenses ($3.6 million compared with $5.5 million) and a greater contribution from non-cash working capital changes ($8.2 million compared with $2.1 million).

Investing Activities

Capital expenditures were $56.4 million and $33.2 million for the first six months and second quarter of 2005, compared with $13.7 million and $9.6 million for the comparable periods in 2004. As illustrated in the table below, the increase in 2005 is attributable to higher spending on the Las Cristinas project.

	Three months ended June 30,		Six months ended June 30,
$ millions	2005	2004	2005	2004

Las Cristinas	$33.2	$6.6	$55.5	$9.3
Revemin/Tomi/Albino	$—	$2.8	$0.8	$3.9
Corporate	$—	$0.2	$0.1	$0.5

Total	$33.2	$9.6	$56.4	$13.7

At June 30, 2005, Crystallex projected a financing requirement of approximately $250 million to provide funding through the end of the first quarter of 2007 when commercial production is expected at Las Cristinas. The funding estimate includes amounts for completing the development of Las Cristinas (based on a $265 million project budget), for other Las Cristinas costs, including site security, site administration and socio economic and environmental programs, for general corporate requirements and for financing fees and interest during the construction period. A review of the project capital costs, operating costs and reserves and resources is underway and we expect to release the results in a National Instrument 43–101 compliant manner in the near term. Crystallex intends to fund the overall requirement with a combination of limited recourse project debt financing, other forms of public market debt financing, and equity financing.

Financing Activities

There were no debt repayments during the second quarter of 2005. Subsequent to quarter end, on July 15, the Company made a $2.2 million scheduled repayment of the project loan related to the Company’s El Callao assets. The final $2 million scheduled repayment of this loan is due January 2006.

During the second quarter of 2005, the Company received proceeds of $3.0 million from the exercise of warrants and options.

Subsequent to the end of the second quarter, the Company filed a preliminary short form shelf prospectus in support of future financings. The prospectus requires regulatory approval.

Outstanding Share Data

At June 30, 2005, 193.8 million common shares of Crystallex were issued and outstanding. In addition, at June 30, 2005 options to purchase 11.0 million common shares of Crystallex were outstanding under the Company’s stock option plan and warrants to purchase 9.6 million common shares of Crystallex were issued and outstanding.

Quarterly Data

(US$, 000)	Q2 2005	Q1 2005	Q4 2004	Q3 2004	Q2 2004	Q1 2004	Q4 2003	Q3 2003

Revenue	6,301	5,046	5,037	5,632	5,634	3,943	4,655	2,809

Net (Loss)	(8,295)	(7,989)	(44,115)	(9,441)	(447)	(6,651)	(38,071)	(24,322)

The quarterly trends are consistent with the explanations of the annual trends set out in the Company’s 2004 40-F/Annual Information Form.

Critical Accounting Policies and Estimates

Critical accounting estimates are those estimates that have a high degree of uncertainty and for which changes in those estimates could materially impact the Company’s results. Critical accounting estimates for the Company include property evaluations, capitalization of exploration and development costs and commodity derivative contracts.

There were no changes in accounting policies or methods used to report the Company’s financial condition in the first half of 2005 that impacted the Company’s financial statements.

Risk Factors

The profitability of the Company depends upon several factors identified in its public filings including levels of production, commodity prices, costs of operation, financing costs, the successful integration of acquired assets and the risks associated with mining activities. Profitability will further vary with discretionary expenditures such as investments in technology, exploration and mine development. The Company operates in an international marketplace and incurs exposure to risks inherent in a multijurisdictional business environment including political risks, varying tax regimes, country specific employment legislation and currency exchange fluctuation. The Company seeks to minimize its exposure to these factors by implementing insurance and risk management programs, monitoring debt levels and interest costs, and maintaining employment and social policies consistent with sustaining a trained and stable workforce.

NON GAAP MEASURES

Total cash costs per ounce are calculated in accordance with the Gold Institute Production Cost Standard, (the “Standard”). The total cash cost per ounce data are presented to provide additional information and are not prepared in accordance with Canadian or U.S. GAAP. The data should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The measures are not necessarily indicative of operating profit or costs of operations as determined under Canadian or U.S. GAAP. The total cash cost per ounce calculation is derived from amounts included in the Operating Expense line on the Statement of Operations. As this line item is unchanged under US GAAP, the total cash cost per ounce figure is similarly unchanged using US GAAP results of operations.

Data used in the calculation of total cash costs per ounce may not conform to other similarly titled measures provided by other precious metals companies. Management uses the cash cost per ounce data to access profitability and cash flow from Crystallex’s operations and to compare it with other precious metals producers. Total cash costs per ounce are derived from amounts included in the Statement of Operations and include mine site operating costs such as mining, processing, administration, royalties and production taxes but exclude amortization, reclamation, capital expenditures and exploration costs.

Total cash costs per ounce may be reconciled to our Statement of operations as follows:

	Three months ended June 30,		Six months ended June 30,
	2005	2004	2005	2004

Operating Costs per Financial Statements	$6,560,877	$5,060,480	$11,831,515	$7,719,690
Adjust for Albino Development	—	—	$591,852	—
By-Product Credits	—	—	—	—
Reclamation and Closure Costs	—	—	—	—
Operating Costs for Per Ounce Calculation	$6,534,680	$5,060,480	$11,239,663	$7,719,690

Gold Ounces Sold	14,444	14,160	26,318	23,774
Total Cash Cost Per Ounce US$	$452	$357	$427	$325

Additional information relating to Crystallex, including the 2004 40-F/Annual Information Form, is available on SEDAR at www.sedar.com.

About Crystallex

Crystallex International Corporation is a Canadian based gold producer with significant operations and exploration properties in Venezuela. The Company’s principal asset is the Las Cristinas property in Bolivar State that is currently under development and which is expected to commence commercial gold production in the second half of 2006 at an initial annualized rate of some 300,000 ounces. Other assets include the Tomi Mine, the La Victoria Mine and the Revemin Mill. Crystallex shares trade on the TSX (symbol: KRY) and AMEX (symbol: KRY) Exchanges.

For Further Information:

Investor Relations Contact: A. Richard Marshall, VP at (800) 738-1577

Visit us on the Internet: http://www.crystallex.com or Email us at: info@crystallex.com

 NOTE: This Release may contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Crystallex, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements are subject to a variety of risks and uncertainties, which could cause actual events, or results to differ from those reflected in the forward-looking statements. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements.  Specific reference is made to "Narrative Description of the Business – Risk Factors" in the Company's Annual Information Form (“AIF”).  Forward-looking statements in this release including, without limitation to, statements regarding the expectations and beliefs of management include the following:  gold price volatility; impact  of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves, and between actual and estimated metallurgical recoveries; mining operational risk; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; speculative nature of gold exploration; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the section entitled "Risk Factors" in Crystallex’s AIF, annual report, and elsewhere in documents filed from time to time with the Canadian provincial securities regulators, the United States Securities and Exchange Commission (“SEC”), and other regulatory authorities.

ADDITIONALLY: The terms "Mineral Reserve", "Proven Mineral Reserve" and "Probable Mineral Reserve" used in this release are Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council on August 20, 2000 as may be amended from time to time by the CIM.  These definitions differ from the definitions in the United States Securities & Exchange Commission ("SEC") Guide 7.  In the United States, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made.

The terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource", "Inferred Mineral Resource" used in this release are Canadian mining terms as defined in accordance with National Instruction 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the CIM Standards. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

For a detailed discussion of resource and reserve estimates and related matters see the Company's technical reports, including the Annual Information Form and other reports filed by the Crystallex on www.sedar.com.

A qualified person has verified the data contained in this release.

NOTE TO U.S. INVESTORS:  While the terms "mineral resource”, "measured mineral resource", "indicated mineral resource", and "inferred mineral resource" are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the SEC.  As such, information contained in this report concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies in SEC filings.  With respect to "indicated mineral resource" and "inferred mineral resource" there is a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an "indicated mineral resource" or "inferred mineral resource" will ever be upgraded to a higher category.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

The Toronto Stock Exchange has not reviewed this release and does not accept responsibility for the adequacy or accuracy of this news release.

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Crystallex International Corporation (Registrant)

Date August 11, 2005	By: /s/ Daniel R. Ross (Signature)*

Daniel R. Ross, Executive Vice President and
Corporate Counsel

* Print the name and title of the signing officer under his signature